Exhibit 2.2

ARTICLES OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CYTONICS CORPORATION

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation, hereby adopts the following Articles of Amendment to its Third Amended and Restated Articles of Incorporation:

FIRST:    The name of the corporation is: Cytonics Corporation.

SECOND:    The introductory paragraphs of Article III of the Third Amended and Restated Articles of Incorporation of this corporation are hereby amended and restated in their entirety as follows:

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1.       Fifty Million (50,000,000) shares of common stock, $0.001 par value per share (“Common Stock”); and

2.       Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share (“Preferred Stock”), including One Hundred Fifty Thousand (150,000) shares designated as “ Initial Preferred Stock,” par value $0.001 per share (the “Initial Preferred Stock”), One Million Five Hundred Thousand (1,500,000) shares designated as “Series A Preferred Stock,” par value $0.001 per share (the “Series A Preferred Stock”), and Six Million (6,000,000) shares designated as “Series B Preferred Stock,” par value $0.001 per share (the “Series B Preferred Stock”).

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

THIRD:    The introductory paragraph of Section B of Article III of the Third Amended and Restated Articles of Incorporation of this corporation is hereby amended and restated in its entirety as follows:

The third series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of Six Million (6,000,000) shares. The rights, preferences, privileges , and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below .

FOURTH:    The foregoing amendments to the corporation’s Third Amended and Restated Articles of Incorporation was adopted by the corporation’s Board of Directors on [2/13]. 2013. The foregoing amendments to the corporation’s Third Amended and Restated Articles of Incorporation was adopted by the shareholders of the corporation by written consent on [2/13], 2013. The number of votes cast for the amendment by was sufficient for approval.

FOURTH:    The foregoing amendments to the corporation’s Third Amended and Restated Articles of Incorporation will become effective upon the filing of these Articles of Amendment to the Third Amended and Restated Articles of Incorporation with the Florida Department of State.

IN WITNESS WHEREOF, the undersigned officer of the corporation has executed these Articles of Amendment to the Articles of Incorporation on [2/13], 2013, and does hereby certify that the facts stated herein true and correct.

CYTONICS CORPORATION

/s/ Raymond Johnson
By:	Raymond Johnson
Its:	President

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